UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

23, Rue Basse
98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of a press release of Dynagas LNG Partners LP (the "Partnership") dated October 7, 2016 announcing the date for the Partnership's Annual General Meeting of Limited Partners.

Attached hereto as Exhibit 99.2 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Limited Partners, which will be held on November 22, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: October 11, 2016	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP Announces the Date of its 2016 Annual General Meeting of Limited Partners
MONACO– October 7, 2016 – Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") (NYSE: DLNG), a growth-oriented limited partnership focused on owning and operating LNG carriers, announced today that its Board of Directors (the "Board") has scheduled the Partnership's 2016 Annual General Meeting of Limited Partners (the "Meeting") to be held on November 22, 2016 at 4:00 p.m., local time, at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, Greece.  The Board has fixed a record date of September 30, 2016 (the "Record Date") for the determination of the Limited Partners entitled to receive notice of and to vote at the Meeting or any adjournment thereof.
The Partnership's Notice of the Meeting and Proxy Statement will be mailed on or about October 11, 2016 to Limited Partners of record as of the Record Date and will be furnished to the Securities and Exchange Commission (the "Commission") and available on the Commission's website at www.sec.gov.  The Notice of the Meeting and Proxy Statement and the Partnership's 2015 Annual Report are also available on the Partnership's website at www.dynagaspartners.com.
Forward-Looking Statements:
The statements in this press release that are not historical facts may be forward-looking statements.  The forward-looking statements in this press release are based upon various assumptions.  Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership's control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.  In addition, there are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these risks, uncertainties, and other important factors.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements.
Contact Information:
Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +37799996445
 Email: management@dynagaspartners.com
Investor Relations/ Financial Media:
Nicolas Bornozis President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
 E-mail: dynagas@capitallink.com

Exhibit 99.2

TO THE LIMITED PARTNERS OF DYNAGAS LNG PARTNERS LP
OCTOBER 11, 2016

Enclosed is a Notice of the 2016 Annual Meeting (the "Meeting") of limited partners (the "Limited Partners") of Dynagas LNG Partners LP (the "Partnership") which will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 22, 2016 at 4:00 p.m., local time.

At this Meeting, the Limited Partners will consider and vote upon the following proposals:
1.	To elect Alexios Rodopoulos as a Class II Director to serve for a three-year term until the 2019 Annual Meeting of Limited Partners ("Proposal One");
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding common units of the Partnership present in person or represented by proxy at the Meeting.  Adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your units in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT OCTOBER 11, 2016, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.

IN ADDITION, IF YOUR UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE UNITS ON SEPTEMBER 30, 2016. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, George Prokopiou Chairman

23, Rue Basse, 98000 Monaco
Tel: +377 9999 6445 Email: Management@dynagaspartners.com Website: dynagaspartners.com

DYNAGAS LNG PARTNERS LP
NOTICE OF ANNUAL GENERAL MEETING OF LIMITED PARTNERS

NOTICE IS HEREBY given that the 2016 Annual Meeting (the "Meeting") of the limited partners (the "Limited Partners") of Dynagas LNG Partners LP (the "Partnership") will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 22, 2016 at 4:00 p.m., local time for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect Alexios Rodopoulos as a Class II Director to serve for a three-year term until the 2019 Annual Meeting of Limited Partners ("Proposal One");
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board of Directors of the Partnership has fixed the close of business on September 30, 2016 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Pursuant to the Partnership's Third Amended and Restated Agreement of Limited Partnership dated July 20, 2015, certain holders of the Partnership's common units may be prohibited from voting all or a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT OCTOBER 11, 2016, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE UNITS ON SEPTEMBER 30, 2016.

THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

By Order of the Board of Directors George Prokopiou Chairman

October 11, 2016
 Monaco

DYNAGAS LNG PARTNERS INC.
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON NOVEMBER 22, 2016
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the "Partnership"), for use at the 2016 Annual Meeting  (the "Meeting") of its limited partners (the "Limited Partners") to be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 22, 2016 at 4:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Limited Partners entitled to vote at the Meeting on or about October 11, 2016.
VOTING RIGHTS AND OUTSTANDING UNITS
On September 30, 2016 (the "Record Date"), the Partnership had outstanding 20,505,000 common units representing limited partnership interests (the "Common Units"), 14,985,000 subordinated units representing limited partnership interests (the "Subordinated Units" and together with the Common Units, the "Units"), 35,536 general partner units, and 3,000,000 Series A Cumulative Redeemable Preferred Units.  Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Unit then held. The holders of a majority of all of the Partnership's outstanding Units of the class, classes or series for which the Meeting has been called present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.
The Common Units are listed on the New York Stock Exchange under the symbol "DLNG."

Pursuant to the Partnership's Third Amended and Restated Agreement of Limited Partnership dated July 20, 2015 (the "Partnership Agreement"), certain holders of the Partnership's Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.

REVOCABILITY OF PROXIES
A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Partnership at the Partnership's executive offices, 23, Rue Basse, 98000 Monaco, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF CLASS II DIRECTOR
In accordance with the Partnership Agreement, the Board consists of two directors appointed by the Partnership's General Partner, Dynagas GP LLC (the "General Partner") in its sole discretion (the "Appointed Directors") and three directors elected by the holders of the Common Units (the "Elected Directors"). The Appointed Directors are George Prokopiou and Tony Lauritzen, each holding office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal. The Elected Directors are divided into three classes and are elected to serve staggered three-year terms and until such director's successor is duly elected and qualified, or until his earlier death, resignation or removal. The term of the Partnership's Class II Director expires at the Meeting. Accordingly, the Board has nominated Alexios Rodopoulos, the current Class II Director, for election as Class II Director whose term would expire at the Partnership's 2019 Annual General Meeting of Limited Partners.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the units authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Partnership's Board
Information concerning the nominee for Class II Director of the Partnership is set forth below:
Name	Age	Position
Alexios Rodopoulos	69	Class II Director

Alexios Rodopoulos, Class II Director

Mr. Alexios Rodopoulos has served as one of the Partnership's directors since the closing of the Partnership's initial public offering in November 2013 and also serves as Chairman of the Partnership's Audit Committee. Mr. Rodopoulos is an independent shipping business consultant, operating through his family-owned company, Rodofin Business Consultants Ltd. From 1999 until 2011, Mr. Rodopoulos served as the Head of Shipping (Piraeus) of Royal Bank of Scotland (RBS), where he served as Assistant Manager, Manager and Senior Manager from 1975 to 1999. Mr. Rodopoulos is a graduate of the Economic University of Athens, Greece.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding Common Units of the Partnership present in person or represented by proxy at the Meeting.
Pursuant to the Partnership Agreement, certain holders of the Partnership's Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young (Hellas)") as the Partnership's independent auditors for the fiscal year ending December 31, 2016.

Ernst & Young (Hellas) has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Partnership's Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of a majority of the outstanding Units of the Partnership entitled to vote in person or by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership.  Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Documents related to the Meeting, including the Partnership's latest annual report may be accessed on the Partnership's website at: www.dynagaspartners.com.

For Limited Partners who hold their Units through a bank or brokerage account, instead of receiving future copies of these documents by mail, Limited Partners can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Partnership the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors George Prokopiou Chairman

October 11, 2016
Monaco

DYNAGAS LNG PARTNERS LP
23 RUE BASSE
98000 MONACO

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E13900-P82879 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

DYNAGAS LNG PARTNERS LP

The Board of Directors recommends you vote FOR proposals 1 and 2.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V.1.1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

E13901-P82879

DYNAGAS LNG PARTNERS LP
Annual Meeting of Limited Partners
November 22, 2016 at 4:00 PM, local time
This proxy is solicited by the Board of Directors

The limited partners hereby appoint Michael Gregos and Tony Lauritzen, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the units of DYNAGAS LNG PARTNERS LP that the limited partners are entitled to vote at the Annual Meeting of Limited Partners to be held at 4:00 PM, local time on November 22, 2016, at 97 Poseidonos Avenue & 2 Foivis Street, 16674 Glyfada, Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

V.1.1